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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*



                                   Capri Corp.
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                   140657 10 7
     -----------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               November 21, 2001
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages


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                                  SCHEDULE 13D

-----------------------------------------------                                 ----------------------------------------------
CUSIP NO.   140657 10 7                                                         PAGE     2     OF     4     PAGES
                                                                                     ---------    ---------
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1             NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Thomas F. Leahy
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                     (a) [ ]
                                                                                                                      (b) [ ]

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3             SEC USE ONLY

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4             SOURCE OF FUNDS (SEE INSTRUCTIONS)
              PF
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5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

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6             CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
------------------------- --------- ------------------------------------------------------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES                      1,221,790 shares
      BENEFICIALLY        --------- ------------------------------------------------------------------------------------------
        OWNED BY          8         SHARED VOTING POWER
          EACH                      0
       REPORTING          --------- ------------------------------------------------------------------------------------------
         PERSON           9         SOLE DISPOSITIVE POWER
          WITH                      1,221,790 shares
                          --------- ------------------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    0
------------- ----------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,221,790 shares
------------- ----------------------------------------------------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.5%
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14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN
------------- ----------------------------------------------------------------------------------------------------------------


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Item 1.  SECURITY AND ISSUER.

         This filing relates to Common Stock, $.01 par value, of Capri Corp. (the "Issuer"), 2651 Warrenville Road, Suite 560, Downers Grove, Illinois 60515.

Item 2.  IDENTITY AND BACKGROUND.

         (a)      Name:  Thomas F. Leahy

         (b) Business Address: 6101 Baker Road, Suite 210, Minnetonka, Minnesota 55345.

         (c)      Principal Occupation:  Private Investor.

         (d) Mr. Leahy has not, during the last five years, been convicted in a criminal proceeding.

         (e) Mr. Leahy was not, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:  U.S.A.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Leahy purchased the shares of the Issuer's Common Stock with personal funds

Item 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock purchased by Mr. Leahy have been acquired for investment purposes. Mr. Leahy may make additional purchases of Common Stock either in the open market or in private transactions depending on his evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Mr. Leahy may decide in the future to sell all or part of his investment in the Issuer's Common Stock.

         Although the purchases of Common Stock to date have been made for investment, at some future time Mr. Leahy might decide that it is desirable to seek to acquire, or to participate in acquiring, the Issuer or to seek to control or further influence the management and policies of the Issuer. At the present time Mr. Leahy has made no definite decision to seek to acquire, or to participate in acquiring, the Issuer. Mr. Leahy anticipates that he may express his opinion or concern from time to time and


                                  Page 3 of 4
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         may take appropriate action to support any management or other proposed transactions that may be consistent, and to resist any management or other proposed transactions that may be inconsistent, with his goals as an investor in the Issuer.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Leahy beneficially owns 1,221,790 shares of the Issuer's Common Stock, representing 9.5% of the shares of Common Stock outstanding.

         Mr. Leahy has sole voting and dispositive power over all of such shares.

         Mr. Leahy effected the following transactions in the Issuer's Common Stock during the 60 days prior to the date of this Schedule 13D:

         (a) On October 3, 2001, Mr. Leahy gifted an aggregate of 450,000 shares of the Issuer's Common Stock to his adult children.

         (b) On November 21, 2001, Mr. Leahy purchased 1,221,790 shares of the Issuer's Common Stock in a private transaction at a purchase price of $0.25 per share.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     November 28, 2001


                                                /s/ Thomas F. Leahy